Exhibit 10.1

April 1, 2026

Via Email

Naji N. Khoury

najikh@gmail.com

RE: Offer of Employment

Dear Naji,

We are delighted to offer you a position with ATN International, Inc. (“ATN” or “Company”). This letter confirms our offer and includes details on both the financial arrangements and the Company’s benefit programs.

Our vision at ATN looks to a future where all people and communities, regardless of geographic or economic circumstance, will have access to the resources and connections of the global data ecosystem. The vision and mission of ATN are important to both the employees and the Board of Directors, and help drive a culture focused on delivering for customers. The Board of Directors believes we can deliver on this promise while at the same time delivering attractive returns to our stockholders and accessing capital markets as we look to grow. In the Board’s discussions with you, we are convinced that you are the right person to lead ATN through the next phase of its development.

Your Title, Compensation & Benefits

We have agreed that your start date will be April 20, 2026, and that you will report exclusively to the ATN Board of Directors (the “Board”) as President and Chief Executive Officer (“CEO”) and will have duties and responsibilities commensurate with such position. We will nominate you to serve as a member of the Board as long as you serve as the CEO of the Company.

Your annualized base salary will be $600,000, or $23,076.92 paid bi-weekly. This salary will be subject to adjustment pursuant to the Company’s employee compensation policies and reduced for applicable taxes and deductions.

You will be eligible to earn an annual cash performance bonus, targeted at 150% of your base salary (pro-rated for calendar year 2026), pursuant to the Company’s annual bonus program for senior level executives, including its Compensation Recoupment Policy. The amount of any bonus earned will be based on the terms of the annual bonus program, including the corporate and individual performance objectives approved by the Compensation Committee (“Compensation Committee”) of the Board. The determination of whether you have achieved such objectives, and the amount of any bonus payment will be at the sole discretion of the Board; provided that, we agree that your 2026 annual cash performance bonus will not be less than 60% or more than 100% of your target bonus, in either case pro-rated for the portion of the 2026 calendar year you are employed with ATN. Any bonus is not earned until the time of payment, and you must be an employee of the Company in good standing at the time any bonus is paid (including the 2026 annual cash performance bonus) to be eligible to receive it.

You also will be eligible for annual ATN equity grants as and when considered for other executives, which have typically been determined and granted towards the end of the first quarter of each calendar year. For 2026, the Compensation Committee will approve the issuance of an equity grant to you on or shortly after your employment start date with a grant date value of no less than $2,000,000, which is determined based on the average closing price of the Company’s common stock for the twenty trading days prior to and including the Friday before the grant approval. Half of this grant will consist of time-based Restricted Stock Units (RSUs) and half of performance-based Performance Stock Units (PSUs). The time-based RSUs will vest in equal annual installments on each of the first, second, third, and fourth anniversaries of the grant date and are payable in shares of ATN Common Stock. The PSUs vest over a three-year performance period, based on applicable performance objectives determined by the Compensation Committee, currently anticipated to be ATN’s TSR compared to the TSR for the Russell 2000, and are payable in shares of ATN Common Stock. In each case, any grant you may receive will be subject to the terms and conditions of our equity plan, the forms of equity award approved by the Compensation Committee, and the Company’s Compensation Recoupment policy (a copy of which is attached to this letter).

You will be eligible for ATN’s standard executive severance benefits after your start date, on substantially the same terms and conditions as applicable to other senior executives (the “Executive Severance Agreement”). Notwithstanding any term to the contrary in the Executive Severance Agreement (or otherwise), Good Reason shall also include a requirement that you report to a person other than the Board. We will provide you with the Executive Severance Agreement under separate cover.

In view of your plan to reside primarily in the Beverly or Boston area while serving in this role, you will be eligible to receive an aggregate amount of $135,000 (the “Relocation Payment”) to cover certain of your relocation and temporary housing expenses incurred in connection with your commencement of employment with ATN. The Relocation Payment will be paid in three installments, and, in order to receive any installment, you must be employed by the Company on the applicable payment date. The first installment will be equal to $65,000 and will be paid to you as soon as practicable following your start date; the second installment will be equal to $35,000 and will be paid to you as soon as practicable following your completion of two months of employment, and the third installment will be equal to $35,000 and will be paid to you as soon as practicable following your completion of three months of employment. Each installment of the Relocation Payment will be reduced by applicable taxes and deductions. If your employment is terminated by ATN for Cause or if you resign other than for Good Reason prior to the first anniversary of your start date, you shall be required to repay the Relocation Payment in accordance with the following: if your employment terminates within six months following your start date, you shall repay all installments of the Relocation Payment previously paid to you and if your employment terminates at least six months following your start date but prior to the first anniversary of your start date, you shall be required to repay half of the Relocation Payment. Any repayment shall occur within 30 days following your termination date. For purposes of the Relocation Payment, “Cause” and “Good Reason” will have the meaning set forth in your Executive Severance Agreement.

ATN is proud of the benefits we offer to our employees. In designing the program, we believe we have created a flexible mix of benefits intended to meet your needs and those of your family. You will be eligible to participate in the Company’s medical, dental, life and disability insurance plans the first of the month following your date of hire. Additionally, you will be eligible to participate in our 401(k) plan the 1st of the month following 30 days of employment. At such time as you become eligible for these benefits, you will receive enrollment information. You will accrue Earned Time Off (ETO) at the rate of 7.69 hours per bi-weekly pay period (200 hours annualized). Details of all the benefit plans, enrollment and employee contributions will be sent separately. The Company reserves the right to modify, suspend or discontinue any benefit at any time, without advance notice, and in its sole discretion.

Contingencies

This offer of employment is contingent upon your providing satisfactory documentation to ATN concerning your employment eligibility as required by Congress under applicable immigration laws. This documentation must be received by the Company within three (3) business days of your start date. ATN has completed a satisfactory investigation of your background by the time of your execution of this offer letter. You agree to release ATN, its employees and agents and any individuals who may provide the Company with information regarding your background and references from any liability in connection with this investigation.

An electronic copy of the current Employee Handbook will be provided to you after your start date and will require you to sign and return a form acknowledging you have read and understood the Company’s policies and have been provided the opportunity to address any questions or concerns you may have. During your employment with the Company, you will be required to follow all the Company’s internal policies and to always conduct your business activities in accordance with the highest legal, ethical, and professional standards.

This offer of employment is also contingent upon your signing the Restrictive Covenants Agreement attached as Exhibit A, which includes provisions designed to protect the Company’s confidential and proprietary information and trade secrets, including non-solicitation and non-competition restrictions.

At-Will Employment Relationship

If you accept this offer, you will be an employee-at-will, which means that either you or the Company are free to terminate the employment relationship at any time with or without cause. The Company is not bound to follow any policy, procedure, or process in connection with employee discipline, employment termination or otherwise. Should you or the Company terminate your employment for any reason at any time during the calendar year, you will be entitled to receive only the pro rata portion of your base salary through the date of your termination, along with any other compensation or vested benefits to which you are entitled by law or under the terms of the Company’s compensation and benefit plans that are then in effect.

Statement Regarding Obligations to Former Employers and Other Third Parties

As a further condition of your employment with the Company, you hereby represent that you are not presently under, and will not become subject to, any obligation to any person or entity that is inconsistent or in conflict with your employment with the Company or which would prevent, limit, or impair in any way your performance of your duties to the Company. Specifically, you represent that you have not brought with you any confidential or proprietary information of any former employer or other third party, and you are not subject to any agreement with or obligation to a former employer or other third party that would prohibit your employment by the Company or otherwise limit or impair in any way your performance of your duties to the Company.

Interpretation, Amendment and Enforcement

This offer letter, together with the policies and any exhibit referenced herein, contains our entire understanding regarding the terms and conditions of your employment and supersedes any prior statements regarding your employment made to you at any time by any representative of the Company. Your signature acknowledges your understanding that your employment with the Company is at-will, as described above, and that neither this letter nor anything referenced herein, nor any Company practice, other oral or written policies or statements of the Company or its agents, shall create an employment contract, guarantee a definite term of employment, or otherwise modify in any way the agreement and understanding that employment with the Company is at-will. No representative of the Company, except for the General Counsel and/or Head of Human Resources, has any authority to enter into any agreement contrary to the foregoing. By accepting this offer of employment, you agree to all terms outlined in this letter, and you also certify that you are not under any legal or contractual obligation that would prevent or restrict you from fully performing any of your responsibilities at ATN.

Additional Provisions

The Company will provide you with an indemnification agreement consistent with the terms provided to other directors and officers of the Company.

If the foregoing offer is acceptable to you, please accept by signing this letter agreement no later than April 1, 2026. If we do not hear from you by then, this offer will become null and void. We discussed a start date of Monday, April 20, 2026 (“Start Date”), and we should discuss the details around that, including public and internal communications prior to that time.

Along with my fellow members of ATN’s Board of Directors, I look forward to working with you and I am excited to have you lead ATN towards a bright future.

Sincerely,

/s/ Michael T. Prior
Michael T. Prior
Executive Chairman

BY SIGNING THIS OFFER LETTER AGREEMENT, I ACKNOWLEDGE THAT I HAVE READ IT, I UNDERSTAND IT, AND I AGREE TO COMPLY WITH ITS TERMS. I UNDERSTAND THAT I SHALL BE EMPLOYED AT-WILL AND THAT THE COMPANY OR I MAY TERMINATE MY EMPLOYMENT AT ANY TIME AND FOR ANY LAWFUL REASON OR NO REASON.

/s/ Naji N. Khoury
Naji N. Khoury

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